UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73254 / September 30, 2014

Admin. Proc. File No. 3-15932

In the Matter of

COWLITZ BANCORPORATION,
FIRST PLACE FINANCIAL CORP., and
KEDEM PHARMACEUTICALS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Cowlitz Bancorporation, First Place Financial Corp., and Kedem Pharmaceuticals, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Cowlitz Bancorporation, First Place Financial Corp., and Kedem Pharmaceuticals, Inc. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cowlitz Bancorporation, First Place Financial Corp., and Kedem Pharmaceuticals, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Cowlitz Bancorp.*, *First Place Fin. Corp., and Kedem Pharm., Inc.,* Initial Decision Rel. No. 639 (July 23, 2014), 109 SEC Docket 08, 2014 WL 3613230. The stock symbols and Central Key Index numbers are: CWLZ and 894267 for Cowlitz Bancorporation; FPFCQ and 1068912 for First Place Financial Corp.; and KDMP and 1376228 for Kedem Pharmaceuticals, Inc.

INITIAL DECISION RELEASE NO. 639
ADMINISTRATIVE PROCEEDING
File No. 3-15932

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of APPLIED NEUROSOLUTIONS, INC., COWLITZ BANCORPORATION, FIRST PLACE FINANCIAL CORP., AND KEDEM PHARMACEUTICALS, INC.	INITIAL DECISION OF DEFAULT July 23, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Applied NeuroSolutions, Inc. (Applied NeuroSolutions), Cowlitz Bancorporation (Cowlitz), First Place Financial Corp. (First Place), and Kedem Pharmaceuticals, Inc. (Kedem) (collectively, Respondents). The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On June 17, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by June 26, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii). Applied NeuroSolutions, Inc., Admin. Proc. Rulings Release No. 1600, 2014 SEC LEXIS 2456 (July 10, 2014). Respondents' Answers were due by July 9, 2014. Id. (citing OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b)). On July 10, 2014, I ordered Respondents to show cause by July 21, 2014, why the proceeding should not be determined against them, warning that failure to do so would result in Respondents being deemed in default, having the proceeding determined against them, and having the registration of their securities revoked. Id.

(citing OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f)). To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Applied NeuroSolutions, Central Index Key (CIK) No. 872947, is a void Delaware corporation located in Vernon Hills, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Applied NeuroSolutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $565,238 for the prior three months. As of June 5, 2014, the company's stock (symbol APSN) was quoted on OTC Link (previously, Pink Sheets) operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cowlitz, CIK No. 894267, is an inactive Washington corporation located in Keslo, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cowlitz is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $12,231 for the prior three months. As of June 5, 2014, the company's stock (symbol CWLZ) was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

First Place, CIK No. 1068912, is a tax due Delaware corporation located in Warren, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). First Place is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended June 30, 2010, which reported a net loss of over $31 million for the prior twelve months. As of June 5, 2014, the company's stock (symbol FPFCQ) was quoted on OTC Link, had thirteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Kedem, CIK No. 1376228, is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Kedem is delinquent in its periodic filings with the Commission, having failed to include the required audited financial statements for the fiscal year ended May 31, 2012, in its Form 10-K for the period ended May 31, 2012, and having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2012, which reported a net loss of over $1.4 million for the prior six months. As of June 5, 2014, the company's stock (symbol KDMP) was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recons. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496 (respondent failed to file seven required periodic reports due over a two-year period); Impax Labs., Inc., Exchange Act Release No. 57864 (May 23,

2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they failed to heed the delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. See China-Biotics, Inc., Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Applied NeuroSolutions, Inc., Cowlitz Bancorporation, First Place Financial Corp., and Kedem Pharmaceuticals, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge